SECURITIES 03015305 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Brut, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 7th Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannette Gaston — 212-952-0280
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Brian Hyndman, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Brut, LLC and subsidiary for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/03
Date

President
Title

Subscribed and Sworn to before me
on this 25th day of February 2003

Colleen A. Hussey
Notary Public

COLLEEN A. HUSSEY
Notary Public, State of New York
No. 01HU6009082
Qualified in New York County
Commission Expires June 22, 2006

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Members of Brut, LLC:

We have audited the accompanying consolidated statement of financial condition of Brut, LLC and subsidiary (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Brut, LLC and subsidiary at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2003

Deloitte
Touche
Tohmatsu

BRUT, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 10,764,347
Cash deposited with clearing organizations	1,099,947
Deposit with clearing broker	1,589,562
Receivables from brokers and dealers, net of allowance for doubtful accounts of $779,829	10,898,301
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $1,420,546	4,466,419
Receivables from affiliates	7,476,994
Other assets	1,292,585
TOTAL ASSETS	$ 37,588,155

LIABILITIES AND MEMBERS' EQUITY

Bank overdrafts	$ 4,393,632
Clearance and execution fees	4,504,578
Compensation and benefits	2,397,106
System and related support fees	1,161,220
Payables to affiliates	335,171
Taxes payable	11,865
Accounts payable and accrued expenses	1,562,440
Total Liabilities	14,366,012
MEMBERS' EQUITY	23,222,143
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 37,588,155

See notes to consolidated statement of financial condition.

BRUT, LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brut, LLC, a Delaware limited liability company, and subsidiary (collectively the "Company"), is a registered broker-dealer and operator of The BRUT ECN System (the "System"), an electronic communications network ("ECN") that allows its subscribers to enter orders for display, view and execute against the orders entered by other subscribers, view the trading interest of other market participants, and route orders through the System to trade with said participants. Subscribers primarily use the System for transaction activity in securities traded on the Nasdaq Stock Market ("Nasdaq"), although the System also offers similar capabilities with respect to securities traded on the New York and American Stock Exchanges. Brut Europe Limited, a wholly-owned subsidiary of Brut, LLC, is an introducing broker-dealer which was set up to generate a European subscriber base to the System.

The Company charges transaction fees to subscribers and other market participants that execute transactions against System orders, or for subscriber orders which route through the System for execution against other market participants. Transaction fees are determined on a per share basis and are billed monthly, net of any rebates. Brut, Inc., a Delaware corporation with a 1% ownership interest in the Company, is the Manager of the Company pursuant to an Operating Agreement. The Company clears and settles all non-institutional trading activity that takes place on the System.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates. All material intercompany balances have been eliminated in consolidation.

Transaction Fees - Transaction fees from securities transactions are recorded on trade date.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2002, cash equivalents represent investments in money market funds.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are being depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the life of the lease.

New Accounting Pronouncements – In June 2001, the FASB issued SFAS No. 142, "*Goodwill and Other Intangible Assets*." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with the statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. The Company adopted the provisions of SFAS No. 142 on January 1, 2002.

In November 2002, the FASB issued Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" (FIN 45). FIN 45 requires a guarantor to recognize, at inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provision are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company has adopted the disclosure provisions of FIN 45 in the accompanying consolidated financial statement and will adopt the recognition and measurement provision of FIN 45 as required in 2003 and is currently evaluating its impact on the consolidated financial statement.

3. MEMBERS' EQUITY

In January 2002, the Company made $1,024,703 in capital distributions to members for the results of the fourth quarter of 2001.

In August 2002, a wholly-owned subsidiary of SunGard Data Systems, Inc. ("SunGard") acquired all members' equity, other than the Brut Inc.'s 1% ownership interest, previously not owned by SunGard ("SunGard Transaction"). As a result of the SunGard Transaction, the Company paid $2,547,572 to the former chief executive officer for his then ownership interest in the Company. The Company also transferred $31,758,333 in pre-existing goodwill and $44,493 in furniture, fixtures and leasehold improvements to a wholly-owned subsidiary of SunGard. Goodwill and intangible assets resulting from the SunGard Transaction have been recorded on the SunGard affiliate's books.

In September 2002 and October 2002, SunGard made capital contributions to the Company of $8,000,000 and $3,000,000, respectively.

4. RELATED PARTY TRANSACTIONS

The Company pays for the utilization and development of the System to SunGard Trading Systems ("STS"). At December 31, 2002, STS payables were $1,161,220 and are included in systems and related support fees in the consolidated statement of financial condition.

The Company pays for the utilization of the Phase3 clearance system to SunGard Financial Systems ("SFS"). At December 31, 2002, SFS payables were $845,253 and are included in clearance and execution fees in the consolidated statement of financial condition.

In 2002, the Company purchased $2,757,880 in computer equipment from SunGard Trading System VAR, LLC.

The Company paid $7,436,803 in costs related to the SunGard Transaction. SunGard has agreed to reimburse the Company for these payments and such amounts have been included in receivables from affiliates in the consolidated statement of financial condition.

Certain affiliates paid general, administrative and other expenses on behalf of the Company. At December 31, 2002, payables for general, administrative and other expenses were $335,171 and are included in payables to affiliates in the consolidated statement of financial condition.

All affiliates referred to above are wholly-owned subsidiaries of SunGard Data Systems, Inc.

5. INCOME TAXES

The Company is a limited liability company and, as such, is not subject to federal or state income taxes. All items of taxable income and all income tax deductions flow through to the holders of member shares, in proportion to their ownership interest. Limited liability companies are, however, subject to New York City Unincorporated Business Taxes.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. At December 31, 2002, the Company had net a capital deficit of ($1,206,208), which was $2,163,942 below its required net capital of $957,734. The deficit was the result of a ruling by the regulators based on an interpretation to the Rule communicated to the Company in January 2003, which required the Company to reclassify certain receivables from broker-dealers from allowable to non-allowable. On January 14, 2003, the Company received a capital contribution of $6,000,000 from the parent, to eliminate the calculated deficit. The Company filed its January 2003 monthly FOCUS report with $2,803,828 in excess of net capital on February 26, 2003.

The Company has a signed proprietary accounts of introducing brokers agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its Net Capital Computation.

7. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Brokerage Activities – In the ordinary course of business, the Company has guarantees embedded in its clearing organization agreements, which are on the same terms as other members. The Company's liability under these agreements is not quantifiable and could exceed the cash posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with outside counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2002.

Leases - As of December 31, 2002, the Company has non-cancelable operating leases through 2010 for office space. At December 31, 2002, future minimum rental commitments under these leases are as follows:

Year Ending December 31,	
2003	1,311,250
2004	1,300,600
2005	1,300,600
2006	1,324,986
Thereafter	4,888,088
Total	$ 10,125,524

The leases contain provisions for escalations based on certain costs incurred by the lessor.

Risks and Uncertainties - The Company generates substantially all of its revenue by charging transaction fees to market participants that either execute transactions against buy or sell orders in the System or have transactions routed outside the System for execution. As a result, the Company's revenue could vary based on transaction volume and transaction fee levels.

8. EMPLOYEE BENEFITS

For the period January 1, 2002 to August 21, 2002, the Company provided a 401(k) savings plan in which employees could contribute up to 7% of their compensation. The Company matched 100% of the first 3% of compensation contributed to the plan, and 50% of the next 2% contributed to the plan. Effective August 21, 2002, the plan was merged into a plan of an affiliate. Under the new plan, employees can contribute up to 15% of pre-tax compensation. For the period August 21, 2002 to December 31, 2002, the Company matched 100% of the first 4% of employee pre-tax contributions. All employer provided contributions are subject to change in future years.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 19, 2003

Brut, LLC
55 Broadway 9th Floor
New York, New York 10006

In planning and performing our audit of the consolidated financial statements of Brut, LLC and subsidiary (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3; and in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We did however note the following matters:

The Company filed its August 2002 monthly FOCUS report with a $4,119,565 deficit in required net capital on September 25, 2002. The deficit was a result of payments made on behalf of the parent. On September 11, 2002, the Company received a capital contribution of $8,000,000 from its parent to eliminate the calculated deficit. The Company filed its September 2002 monthly FOCUS report with $2,209,825 in excess net capital on October 23, 2002.

The Company filed its December 2002 monthly FOCUS report with a $2,205,601 deficit in required net capital on January 27, 2003. The deficit was the result of a ruling by the regulators based on an interpretation to Rule 15c3-1 communicated to the Company in January 2003, which required the Company to reclassify certain receivables from broker-dealers from allowable to non-allowable. On January 14, 2003, the Company received a capital contribution of $6,000,000 from its parent to eliminate the calculated deficit. The Company filed its January 2003 monthly FOCUS report with $2,803,828 in excess net capital on February 26, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

BRUT, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):** Page

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-15(e)(3).*